Exhibit (a)(1)(E)
FORRESTER RESEARCH, INC.
OFFER TO AMEND OR REPLACE ELIGIBLE OPTIONS
ELECTION AGREEMENT TERMS AND CONDITIONS

Terms and Conditions
By selecting the “Accept Offer” box on the Addendum containing my stock option information, I indicate that I have read the terms and conditions in this election agreement and understand and agree to all of the following:
     1. I hereby tender my Eligible Option(s) identified on the Addendum to Forrester Research, Inc., a Delaware corporation (“Forrester”), for amendment or replacement in accordance with the terms of the offer (the “Offer”) set forth in (1) the Offer to Amend or Replace dated November 19, 2007, of which I hereby acknowledge receipt, and (2) this Election Agreement. Assuming that the conditions in the Offer are satisfied or waived, the tendered Eligible Option(s) will be amended or replaced on December 18, 2007, or, if the Offer is extended, the first business day following the extended expiration date. The date on which the tendered Eligible Options are amended or replaced will constitute the “Amendment Date.” All other capitalized terms used in this Election Agreement but not defined herein have the meaning assigned to them in the Offer to Amend or Replace document.
     2. The Offer is currently set to expire at Midnight, Eastern Time, on December 17, 2007 (the “Expiration Date”), unless Forrester, in its discretion, extends the period of time during which the Offer will remain open. In such event, the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended, expires.
     3. Except as otherwise provided in Paragraph 5 below, the exercise price of each of my tendered Eligible Options will be amended on the Amendment Date to an exercise price per share equal to the lower of (i) the fair market value per share of Forrester’s common stock on the adjusted grant date, as determined for accounting purposes, or (ii) the closing stock price per share on the Amendment Date. The new exercise price will constitute the “Adjusted Exercise Price,” and each of my tendered Eligible Options with such Adjusted Exercise Price will be designated an “Amended Option.” Except for the Adjusted Exercise Price, the terms and provisions of each Amended Option will be the same as in effect for the corresponding Eligible Option immediately before the amendment.
     4. I will become entitled to receive a cash bonus (the “Cash Bonus”) in an amount determined by multiplying (i) 105% of the difference between the Adjusted Exercise Price and the original exercise price times (ii) the number of shares of the Company’s common stock covered by the Amended Option. The Cash Bonus will be paid on the first regularly scheduled payroll date in January 2008, whether or not I continue to be employed by Forrester through such date. Payment of the Cash Bonus will be subject to Forrester’s collection of all applicable withholding taxes.
     5. Should an Eligible Option that I tender for amendment have an original exercise price per share at or above the closing stock price per share on the Amendment Date, then that option will be canceled on such date and immediately replaced with a New Option that has the same exercise price per share, vesting schedule and expiration date, but with a new grant date. A stock option agreement for the New Option will be delivered to me as soon as administratively practicable following the Amendment Date.
     6. If I cease to be employed by Forrester prior to the Amendment Date, my Eligible Options will not be amended or replaced, and I will not be entitled to receive a Cash Bonus. Neither my participation in the Offer nor this Election Agreement shall be construed so as to grant me any right to remain employed by Forrester or any of its subsidiaries and shall not interfere with the ability of my current employer to terminate my employment relationship at any time with or without cause.
     7. Until the Expiration Date, I will have the right to withdraw my tendered Eligible Option(s). However, after that date I will have no withdrawal rights.

     8. The tender of my Eligible Option(s) pursuant to the procedure described in Section 4 under the heading “The Offer” in the Offer to Amend or Replace and the instructions to this Election Agreement will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by Forrester of my tendered Eligible Option(s) for amendment or replacement pursuant to the Offer will constitute a binding agreement between Forrester and me upon the terms and subject to the conditions of the Offer.
     9. I am the registered holder of the Eligible Option(s) tendered hereby, and my name and other information appearing on the intranet page containing my stock option information are true and correct.
     10. I am not required to tender my Eligible Option(s) pursuant to the Offer. However, if I do not tender them I will be subject any adverse tax consequences of Section 409A of the Internal Revenue Code (“Section 409A”). I will be solely responsible for any penalty taxes, interest payments or other liabilities I may incur under Section 409A (and applicable state tax laws) with respect to any Eligible Option that is not amended or replaced pursuant to the Offer.
     11. Forrester cannot give me legal, tax or investment advice about the Offer and has advised me to consult with my own legal, tax and investment advisors as to the consequences of participating or not participating in the Offer.
     12. Under certain circumstances set forth in the Offer to Amend or Replace, Forrester may terminate or amend the Offer and postpone its acceptance of the tendered Eligible Options for amendment or replacement. Should the Eligible Option(s) I am tendering not be accepted for amendment or replacement, they will be returned to me promptly following the expiration or termination of the Offer.
I understand that neither Forrester nor the Forrester Board is making any recommendation as to whether I should tender or refrain from tendering my Eligible Option(s) for amendment or replacement, and that I must make my own decision whether to tender my Eligible Option(s), taking into account my own personal circumstances and preferences. I understand that the Amended Option(s) or New Option(s) resulting from the amendment or replacement of my tendered Eligible Option(s) may decline in value and may be “out of the money” when I decide to exercise them. I further understand that past and current market prices of Forrester common stock may provide little or no basis for predicting what the market price of Forrester common stock will be when Forrester amends my tendered option(s) or at any other time in the future.
INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER
1. Delivery of Election Agreement. In order to participate in the Offer, a properly completed and submitted Election Agreement must be received by the Company via Forrester’s intranet (referred to as “GoForr”) before Midnight, Eastern Time, on December 17, 2007 (referred to as the expiration date). If the Offer is extended, the new time of the offer’s expiration will be the “expiration date”. If Forrester extends the Offer, you may elect to participate at any time until the extended expiration date. This is an all or nothing Offer, which means that if you participate, you must participate with respect to all of your Eligible Options.
2. Requests for Assistance or Additional Copies. This Election Agreement is subject to the terms and conditions of the Offer as set forth in the Offer to Amend or Replace. Any questions or requests for assistance, as well as requests for additional copies of the Offer to Amend or Replace, may be directed to Elizabeth Lemons at elemons@forrester.com. Copies will be furnished promptly at Forrester’s expense.
3. Irregularities. Forrester will determine, in its discretion, all questions as to the form of documents and the validity, form, eligibility (including time of receipt), and acceptance of any tendered option. Forrester will also decide, in its discretion, all questions as to (i) the portion of each option grant that qualifies as an Eligible Option for purposes of the Offer; (ii) the Adjusted Exercise Price to be in effect under the Amended Option, (iii) the number of shares of common stock covered by the Amended Option at the Adjusted Exercise Price, (iv) the amount of the Cash Bonus payable and (v) the cancellation of tendered Eligible Options with exercise prices at or above the Adjusted Exercise Prices determined for those options and the replacement of those options with New Options. The determination of such matters by Forrester will be final and binding on all parties. Forrester reserves the right to reject any or all tenders it determines do not comply with the conditions of the Offer, are not in proper form or the acceptance of which would be unlawful. Forrester also reserves the right to waive any of the conditions of the Offer or any defect or irregularity in the tender with respect to any particular Eligible Option or any particular optionee, and Forrester’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of an Eligible Option will be deemed to be properly made until all defects and irregularities have been cured by the tendering optionee or waived by Forrester. Unless waived, any defects or irregularities in connection with the tender of an Eligible Option must be cured within such time period as Forrester shall determine. Neither Forrester nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and no person will incur any liability for failure to give any such notice.
4. Important Tax Information. You should refer to Sections 2 and 15 under the heading “The Offer” in the Offer to Amend or Replace and the “Certain Risks of Participating in the Offer” section of the Offer, which contain important U.S. federal tax information concerning the Offer. You are strongly encouraged to consult with your own tax advisors as to the tax consequences of your participation in the Offer.